Exhibit 99.3

Hello Everyone,

My name is Adam Cisse from the Operations team here at Masterworks.

Today we’re thrilled to bring you our first offering by the talented artist, Kerry James Marshall.

Marshall is a world-renowned contemporary artist known best for his striking figurative paintings that reconsider Western art history from a contemporary Black perspective.

His market has recently seen considerable growth, with a 38.3% Annual Record Price Growth rate based on data from March 16, 2006, to December 31, 2022, and Top Auction Records as high as $21 million.

Created in 2016, the artwork is a three-quarters view portrait of a Black woman turned to the left, her skin painted in Marshall’s signature black pigment. Using traditional painting techniques inspired by Italian Renaissance and Flemish paintings, Marshall interrogates tropes about the Black body in Western art history and contemporary society.

So why do we like this painting? Three Reasons:

One: Marshall’s portrait paintings are rarely auctioned, with only 6 single figure portraits appearing since 2010. A similar work to our offering, “Untitled (Mask Boy” (2014), sold for $5.7 million at Sotheby’s New York on May 18, 2023.

Two: The annual appreciation rate for similar works by Marshall is 33.7% through May of this year.

Three: We view Marshall as an extremely prestigious artist. He is represented by David Zwirner Gallery and has works featured in a number of exhibitions, biennials, and public commissions globally.

Thank you for joining us, and we are excited to bring you to this sensational work by Kerry James Marshall.